UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-35165

BRAINSWAY LTD.
(Translation of registrant's name into English)

16 Hartum Street RAD Tower, 14th Floor
Har HaHotzvim
 Jerusalem, 9777516, Israel
(+972-2) 582-4030
 (Address and telephone number of Registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979) and on April 20, 2026 (Registration No. 333-295189) and the Company's Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 22, 2024 (Registration No. 333-280934) and on April 22, 2025 (Registration No. 333-286672).

EXHIBIT INDEX

Exhibit	Title

99.1	BrainsWay Presents First SWIFT™ Accelerated Deep TMS 12-Month Durability Data at Clinical TMS Society Annual Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(Registrant)

Date: June 9, 2026	/s/ Hadar Levy
Hadar Levy
Chief Executive Officer